EXHIBIT 18





March 8, 1996


AMCOL International Corporation
One North Arlington
1500 West Shure Drive
Arlington Heights, Illinois 60004-7803

Gentlemen:

We have audited the consolidated balance sheets of AMCOL International Corporation as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows, and the financial statement schedule, for each of the years in the three-year period ended December 31, 1995, and have reported thereon under date of March 8, 1996. The aforementioned consolidated financial statements and financial statement schedule and our report thereon are included in the Company's annual report on Form 10-K for the year ended December 31, 1995. As stated in Note 1 to those financial statements, the Company changed its method of accounting for certain inventories from the last-in first-out (LIFO) method to the first-in first-out
(FIFO) method, and states that the newly adopted accounting principle is preferable in the circumstances because it better matches revenue and expenses. In accordance with your request, we have reviewed and discussed with company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of AMCOL International Corporation's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,



/s/ KPMG Peat Marwick LLP